ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

April 5, 2017

Enerplus Announces Conference Call for 2017 First Quarter Results and Annual Meeting Webcast

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing its operating and financial results for the first quarter of 2017 at 4:00 AM MT (6:00 AM ET) on Friday, May 5, 2017. A conference call hosted by Mr. Ian C. Dundas will be held at 8:00 AM MT (10:00 AM ET) to discuss these results. Details of the conference call are as follows:

Q1 Results Live Conference Call

Date: Friday, May 5, 2017
Time: 8:00 AM MT (10:00 AM ET)
Dial-In: 647-427-7450
             1-888-231-8191 (toll free)
Audiocast: http://event.on24.com/r.htm?e=1400951&s=1&k=74DDC295ABF30D38B104D54D466F6D9C

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
             1-855-859-2056 (toll free)
Passcode: 2229316

Annual Meeting

Enerplus Corporation will also be hosting our Annual Meeting (the "Meeting") on Friday, May 5, 2017 at 10:00 AM MT (12:00 PM ET) at the TELUS Convention Centre, 120 – 9th Ave SE, Glen Room 206, in Calgary, Alberta. Mr. Ian C. Dundas, President and CEO will provide a brief update on Enerplus' operations immediately following the Meeting. The details for the Meeting and operations update are as follows:

Date: Friday, May 5, 2017
Time: 10:00 AM MT (12:00 PM ET)
Audiocast: http://event.on24.com/r.htm?e=1401024&s=1&k=5B38856F9896CB3F4D9748751EFBD319

A replay will be available after the meeting on our website at www.enerplus.com.

Electronic copies of our 2016 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Us

Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation